UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SCIENCE MANAGEMENT CORPORATION
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                   Preferred Stock, $1.00 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)

                               808638209 (Common)
                              808638308 (Preferred)
                              ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 1996
                           ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 24 Pages
                             Exhibit Index: Page 12

                                                              Page 2 of 24 Pages


CUSIP No.:     808638209 (Common)           SCHEDULE 13D
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Sorol, a New York general partnership

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         531,950 shares of Common Stock
   Shares                           659,750 shares of Preferred Stock
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           531,950 shares of Common Stock
    With                            659,750 shares of Preferred Stock

                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             531,950 shares of Common Stock
                             659,750 shares of Preferred Stock

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             26.6% of Common Stock
                             37.7% of Preferred Stock

14      Type of Reporting Person*

                             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 24 Pages


CUSIP No.:     808638209 (Common)           SCHEDULE 13D
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               VDM Inc.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          531,950 shares of Common Stock
    Each                            659,750 shares of Preferred Stock
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power

                                    531,950 shares of Common Stock
                                    659,750 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             531,950 shares of Common Stock
                             659,750 shares of Preferred Stock


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             26.6% of Common Stock
                             37.7% of Preferred Stock

14      Type of Reporting Person*

                             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 24 Pages


CUSIP No.:     808638209 (Common)           SCHEDULE 13D
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Roleo Corporation Retirement Plan

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          531,950 shares of Common Stock
    Each                            659,750 shares of Preferred Stock
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    531,950 shares of Common Stock
                                    659,750 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             531,950 shares of Common Stock
                             659,750 shares of Preferred Stock

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             26.6% of Common Stock
                             37.7% of Preferred Stock

14      Type of Reporting Person*

                             EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 24 Pages


CUSIP No.:     808638209 (Common)           SCHEDULE 13D
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Paul Soros (in his capacity as sole shareholder and sole director of VDM Inc., a general partner of Sorol)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          531,950 shares of Common Stock
    Each                            659,750 shares of Preferred Stock
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    531,950 shares of Common Stock
                                    659,750 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             531,950 shares of Common Stock
                             659,750 shares of Preferred Stock

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             26.6% of Common Stock
                             37.7% of Preferred Stock

14      Type of Reporting Person*

                      IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 24 Pages


CUSIP No.:     808638209 (Common)           SCHEDULE 13D
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Andrew Romay (in his capacity as sole trustee of Roleo Corporation Retirement Plan, a general partner of Sorol)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          531,950 shares of Common Stock
    Each                            659,750 shares of Preferred Stock
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    531,950 shares of Common Stock
                                    659,750 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             531,950 shares of Common Stock
                             659,750 shares of Preferred Stock

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             26.6% of Common Stock
                             37.7% of Preferred Stock

14      Type of Reporting Person*

                             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 24 Pages


Item 1.        Security and Issuer.

               This statement on Schedule 13D relates to shares of common stock, $0.10 par value per share (the "Common Shares"), and shares of Preferred Stock, $1.00 par value per share (the "Preferred Shares", and together with the Common Shares, the "Shares") of the Science Management Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 721 Route 202/206, Bridgewater, New Jersey 08807-1760. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report a recent acquisition of Shares as a result of which the Reporting Persons may be deemed the beneficial owner of more than 5% of each of the total outstanding Common Shares and the total outstanding Preferred Shares.

               The Preferred Shares are non-convertible, non-dividend bearing shares of preferred stock which, as a class, are entitled to .01% of the vote of the issued and outstanding Common Shares.


Item 2.        Identity and Background.

               This statement is being filed on behalf of:

        (i)    Sorol, a New York general partnership ("Sorol");

        (ii)   VDM Inc. ("VDM");

        (iii)  Roleo Corporation Retirement Plan (the "Plan");

        (iv) Paul Soros ("Mr. Soros"), in his capacity as sole shareholder and sole director of VDM; and

        (v) Andrew Romay ("Dr. Romay"), in his capacity as sole trustee of the Plan


(collectively, the "Reporting Persons"). Information contained herein with respect to each Reporting Person has been provided by such Reporting Person and no other Reporting Person is responsible for the accuracy and completeness of such information.


                              The Reporting Persons

               Sorol is a New York general partnership organized on June 26, 1996. Sorol has its principal place of business and principal office at 200 West 86th Street, New York, New York 10024, c/o Andrew Romay. The sole business of Sorol is to make investments.

               VDM and the Plan are the general partners of Sorol and may be deemed to exercise shared voting and dispositive ownership power with respect to securities (including the Shares) held for the account of Sorol.

                                                              Page 8 of 24 Pages


               Mr. Soros is the sole shareholder and sole director of VDM. Mr. Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Mr. Soros has his principal office at 888 Seventh Avenue, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, Mr. Soros may be deemed to be the beneficial owner of securities held for the account of Sorol (as sole shareholder and sole director of VDM).

               Dr. Romay is the sole trustee of the Plan. Dr. Romay is a United States citizen who is the President of Roleo Corporation, a Delaware corporation engaged in financial consulting. Dr. Romay has his principal office at 200 West 86th Street, New York, New York 10024. Pursuant to regulations promulgated under
Section 13(d) of the Act, Dr. Romay may be deemed to be the beneficial owner of securities held for the account of Sorol (as sole trustee of the Plan).

               None of the Reporting Persons has, during the past five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Sorol entered into an agreement, dated June 27, 1996, with Imperial Capital Worldwide Partners, L.P., a Delaware limited partnership ("Imperial"), Jonathan Borsuk and Harvey Borsuk, a copy of which is attached hereto as Exhibit B (the "Stock Purchase Agreement") and incorporated herein by reference in response to this Item 3. Pursuant to the terms of the Stock Purchase Agreement, Sorol purchased from Imperial for an aggregate purchase price of $500,000 (the "Purchase Price"), (i) a portion of a call option permitting it to purchase up to 131,950 Common Shares for $2.143 per share for a period of 18 months from and after July 10, 1996 (the "Call Option"), (ii) 400,000 Common Shares, and (iii) 659,750 Preferred Shares (collectively, the "Relevant Assets"). Sorol's obligations under the Stock Purchase Agreement with respect to the Relevant Assets were conditioned upon the Issuer's Fifth Plan of Reorganization becoming effective, which occurred on July 10, 1996 on which date Sorol purchased the Relevant Assets.

               Sorol obtained the funds for payment of the Purchase Price from VDM and the Plan, each of which obtained its funds from its own working capital.

Item 4.        Purpose of Transaction.

               Sorol entered into the Stock Purchase Agreement for investment purposes. None of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

                                                              Page 9 of 24 Pages


          (a) The aggregate number of Shares of which each of Reporting Persons may be deemed a beneficial owner is (i) 531,950 Common Shares (approximately 26.6% of the total number of Common Shares outstanding assuming the exercise of the Call Option by Sorol), which includes the 131,950 Common Shares issuable pursuant to the Call Option and the 400,000 Common Shares held for the account of Sorol, and (ii) 659,750 Preferred Shares held for the account of Sorol (approximately 37.7% of the total number of Preferred Shares outstanding).

          (b) Sorol may be deemed to have sole power to vote and dispose of the Shares held for its account and any Common Shares issued upon exercise of the Call Option. By virtue of the position of VDM and the Plan as general partners of Sorol, each of VDM and the Plan may be deemed to have shared beneficial ownership with respect to the voting and disposition of the Shares held by Sorol and any Common Shares issued upon exercise of the Call Option. By virtue of the position of Mr. Soros and Dr. Romay with respect to each of VDM and the Plan, respectively, each of Mr. Soros and Dr. Romay may be deemed to have shared beneficial ownership with respect to the voting and disposition of the Shares held by Sorol and any Common Shares issued upon exercise of the Call Option.

          (c) Other than as set forth herein, no transactions in the securities of the Issuer have been effected by the Reporting Persons since May 24, 1996 (60 days prior to the date hereof).

          (d) Other than VDM,  the Plan,  and except as set forth in response to
Item 6, no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, any securities held for the account of Sorol (including the Shares held for the account of Sorol and the Common Shares issuable to Sorol upon exercise of the Call Option), and Mr. Soros and Dr. Romay have the sole right to participate in the receipt of dividends from, or proceeds from the sale of, any securities held for the account of VDM and the Plan, respectively.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               Except for the Joint Filing Agreement dated July 22, 1996 between Sorol, VDM, the Plan, Mr. Soros and Dr. Romay, the Stock Purchase Agreement and a Letter Agreement dated June 27, 1996 between Imperial and Sorol, a copy of which is attached hereto as Exhibit C, all of which are incorporated herein by reference in response to this Item 6, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

               Pursuant to the terms of the Stock Purchase Agreement, among other things, (i) Imperial has the right, but not the obligation, for a period of 18 months from and after July 10, 1996 to repurchase from Sorol, one or more Assigns (as defined therein) or both, for a price of $760,000 in cash, all of the Relevant Assets and all rights or assets of any nature arising therefrom or relating or accruing thereto from and after July 10, 1996 (including by virtue of dividends); (ii) both Imperial and Sorol have agreed that, prior to any such repurchase set forth in (i) above, if either wishes to sell any of its interest in the Issuer to a third party, the other party shall have the opportunity to acquire such interests on the same terms and conditions applicable to such third party or to participate in such sale; and (iii) Imperial represented and agreed
(A) that none of Imperial, Jonathan Borsuk, Harvey Borsuk or their respective affiliates (the "Affiliates") shall, except as otherwise may be required pursuant to their respective fiduciary duties or applicable law, vote for any action that would materially and adversely affect the economic interest of Sorol in the Relevant Assets unless consented to by Sorol, which consent will not be unreasonably withheld, conditioned or delayed and (B) to consult with Sorol prior to any vote by any of the Affiliates at any director or shareholder meeting of the Issuer. The information set forth herein with respect to the Stock Purchase Agreement is qualified in its entirety by reference to the provisions of the Stock Purchase Agreement attached hereto and incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

          (a) Joint Filing Agreement, dated July 22, 1996, between Sorol, VDM, the Plan, Mr. Soros and Dr. Romay.

          (b) Agreement, dated June 27, 1996, among Imperial, Sorol, Jonathan Borsuk and Harvey Borsuk.

          (c) Letter Agreement, dated June 27, 1996, between Imperial and Sorol.

                                                             Page 10 of 24 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 22, 1996

                                       SOROL, a New York general partnership

                                       By: VDM Inc.
                                           General Partner


                                       By: /S/ PAUL SOROS
                                           ----------------------------------
                                           Paul Soros
                                           Sole Shareholder and Sole Director


                                        VDM INC.


                                        By: /S/ PAUL SOROS
                                            ---------------------------------
                                            Paul Soros
                                            Sole Shareholder and Sole Director


                                        ROLEO CORPORATION RETIREMENT PLAN


                                        By: /S/ ANDREW ROMAY
                                            ---------------------------------
                                            Andrew Romay
                                            Sole Trustee


                                        PAUL SOROS

                                        /S/ PAUL SOROS
                                        -------------------------------------




                                        ANDREW ROMAY

                                        /S/ ANDREW ROMAY
                                        -------------------------------------

                                                             Page 11 of 24 Pages


                                INDEX OF EXHIBITS



EXHIBIT                                                                   PAGE

 A Joint Filing Agreement, dated July 22, 1996, between Sorol, VDM Inc., Roleo Corporation Retirement Plan, Paul Soros and Andrew Romay.

 B   Agreement,  dated June 27,  1996,  among  Imperial  Capital
     Worldwide Partners, L.P., Sorol, a New York general partnership, Jonathan Borsuk and Harvey Borsuk.

 C Letter Agreement, dated June 27, 1996, between Imperial Capital Worldwide Partners, L.P. and Sorol, a New York general partnership.